ISO BLOCK PRODUCTS USA, INC.
                              8037 S. Datura Street
                            Littleton, Colorado 80120
                               Tel. (303) 795-9729

                              --------------------

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This information statement, which is being mailed on or about July 21, 2000 to the holders of record of shares of Common Stock, par value $.0001 per share (the "Common Stock") of Iso Block Products, Inc, a Colorado Corporation (the "Company"), is being furnished in connection with the designation of certain persons as directors of the Company pursuant to an Agreement and Plan of Reorganization dated as of April, 25, 2000 (the "Agreement"), among the Company, Cryocon, Inc., a Utah corporation ("Cryocon") and all of the shareholders of the Cryocon (the "Cryocon Holders"). The information contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 of the Securities and Exchange Commission ("SEC") thereunder.

     The Agreement provides that at the closing under the Agreement (the "Closing"), the Cryocon Holders will sell and transfer to the Company all of the 11,000,000 shares of Cryocon common stock held by them (the "Cryocon Shares"); and in exchange, the Company will issue and deliver a total of 44,000,000 shares of its authorized common stock (the "New Shares") to the Cryocon Holders in proportion to their respective ownership of the Cryocon Shares. This exchange of shares as contemplated in the Agreement is sometimes referred to below as the "Exchange." The Cryocon shareholders will receive four (4) of the Company's New Shares for every Cryocon Share that the Cryocon Holder held immediately prior to the Exchange. Cryocon will become a wholly owned subsidiary of the Company as a result of the Exchange.

     The Exchange is anticipated to be treated as a tax-free reorganization under Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended, and the Company expects to account for its acquisition of Cryocon using the purchase method of accounting.

     In order to receive a stock certificate evidencing New Shares, stockholders of the Company will be provided with a Letter of Transmittal to be completed and executed by each stockholder and returned to the Company at the address specified in the Letter of Transmittal.

     The Closing of the Agreement is expected to occur on or about July 20, 2000. The Agreement provides that upon closing the Exchange, Robert W. Brunson, Debra Brunson, Harry Brunson, and Randy Sant (the "Designees") will become directors of the Company; and Egin Bresnig, Dean Wicker and Karin S. Kuhbander will cease to be directors.

     Immediately following the Closing, the Designees will constitute all of the directors of the Company.

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     Immediately following the Closing, the Company will have issued and outstanding 48,995,730 shares of common stock, 5,930 shares of Series A Preferred Stock, and Options entitling the holders to purchase an aggregate of 1,500,000 shares common stock. In addition, Cryocon has debentures issued and outstanding in the aggregate principal amount of $3,814,727.00, and the Agreement provides that all principal and interest amounts owed under the debentures shall be convertible, immediately following the Closing into shares of the Company's common stock.

     Robert W. Brunson, currently the major shareholder of Cryocon, will hold a majority of the Company's issued shares, and a majority of Company's voting power, immediately following the Closing. Mr. Brunson will serve as Director, Chairman of the Board, and President, and will hold directly 40,900,000 (83.6%) of the issued and outstanding shares of common stock, and will indirectly hold an additional 2,000,000 shares of common stock in the name of his wife, Debra Brunson (an additional 4%), for an aggregate of approximately 87.6% of the Company's issued and outstanding common stock.

     Other than as disclosed in this Information Statement, there is no arrangement or understanding between the Company (or any of its directors or officers) and any other person pursuant to which such person was or is to be selected as a director or officer. The directors and officers are expected to devote their time to the Company's affairs on an "as needed" basis, but are not required to make any specific portion of their time available to the Company.

     NAME CHANGE. The Agreement also sets forth that, as soon as reasonably possible following the Closing, a special meeting of the Company's shareholders shall be called for the purpose of voting upon a change of the Company's name to Cryocon Inc. or a substantially similar name. The Cryocon Holders have all agreed to vote their shares of the Company received as part of the Exchange in favor of the name change.

     REVERSE SPLIT. Pursuant to the terms of the Agreement, following the Closing, the Company's common stock will undergo a 1:4 reverse split pursuant to which every common share of the Company's then issued and outstanding shall be changed into one-fourth (1/4th) of a common share (the "Reverse Split"). In conjunction with the Reverse Split, the number of common shares authorized shall be increased so that 50,000,000 common shares shall be authorized and available after giving effect to the Reverse Split. Such an increase in the number of authorized Common Shares will have to be approved by the Company's shareholders.

     SUBSEQUENT WARRANT DISTRIBUTION. At or about the time of the Reverse Split, the Company will distribute to persons who are shareholders of the Company immediately prior to the Closing (or their successors) rights or warrants permitting each holder to purchase up to three shares of common stock of the Company for each share held by them immediately following the Initial Reverse Split. These rights or warrants shall be exercisable at a formula that results in an exercise price of eighty percent (80%) of the Market Price on the date of exercise, Market Price being defined as the closing sale price on the date of exercise. Notwithstanding the foregoing sentence, however, the minimum exercise price shall be $2.00 per share. The date of exercise shall be the date that the right or warrant is duly surrendered to the Company's transfer agent for

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exercise, with proper payment attached, and every exercise shall be deemed made after the market close on the date of exercise. Prior to distribution, such rights or warrants and the common stock purchasable upon the exercise of the rights or warrants shall have been registered under the Securities Act of 1933,as amended (the "Act") on an appropriate form.

     PROHIBITION OF SUBSEQUENT REVERSE SPLITS. For a period of two years following the Closing, the Company, pursuant to the terms of the Agreement, will not effect a "prohibited recapitalization." A "prohibited recapitalization" is defined as a reverse split, other than the initial reverse split mentioned above, or a combination of the Company's common shares, including any merger, stock exchange or other reorganization which has the effect of changing any issued and outstanding common share of the Company into less than one common share; provided, that the term "prohibited recapitalization" does not include any cancellation, partial cancellation or readjustment of shares issued by the Company in the normal course of business which relates only to shares issued after the Closing Date and not to all common shares of the Company then issued and outstanding. The former Cryocon Shareholders expressly agree that, during the two years, they will not vote for or support any prohibited recapitalization nor grant a proxy or other voting right to a person other than a Cryocon Holder to vote at any meeting or act by written consent on a proposal to effect a prohibited recapitalization, and will affirmatively oppose any attempt to effect a prohibited recapitalization during the two years, unless approved.

                         INFORMATION CONCERNING CRYOCON

GENERAL INFORMATION

     Cryocon is a privately held corporation organized under the laws of the State of Utah in October 1999. Cryocon's authorized capital stock consists of 20,000,000 shares of common stock, with no par value, of which 11,000,000 shares have been issued and are outstanding, and no shares of Preferred Stock are authorized. All of the Cryocon Shares have been duly authorized, validly issued, and are fully paid and nonassessable. Cryocon has issued convertible debentures (the "Cryocon Debentures") in the aggregate principal amount of $2,864,731.00. The Cryocon Debentures are convertible into approximately 7,602,251 shares of the common stock of the Company, after the Closing. Additionally, immediately upon closing of the Merger between ISO Block, USA and Cryocon, Inc., Cryocon will issue an additional debenture for the payment of $1,000,000.00: $500,000.00 upon closing; and, $500,000.00 within 30 days of closing. This debenture is convertible into 333,333.33 shares of common stock.

CRYOCON'S BUSINESS

     Cryocon, Inc. was organized to provide deep cryogenic tempering of materials to relieve stress and enhance durability and wear. Deep cryogenic tempering is a process which includes the application of extremely low temperatures (apx-300F) utilizing a computer controlled process. On November 10, 1999, Mr. Brunson executed an agreement to purchase Cryo-Accurizing Division and the Tri-Lax Process from 300 Below Inc. for approximately $449,000 in cash, of which a portion was paid as a down payment and the balance evidenced by a promissory note. On December 10, 1999, Cryocon acquired Cryo-Accurizing Division and the Tri-Lax Process from Robert W. Brunson along with Mr. Brunson's

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interests in a patent on the Cryo-Accurizing Division, for a combination of cash and a debenture for Cryocon stock, and Cryocon also assumed the obligation to pay the remaining balance of approximately $180,000.00 under the note to 300 Below Inc. Mr. Brunson developed both the Cryo-Accurizing Division and the Tri-Lax Process while an employee of 300 Below, Inc. and was a co-holder of the patent on the Cryo-Accurizing Division, which was awarded on February 2, 1999.

     The Cryo-Accurizing Division and the Tri-Lax Process are the components of the patented process that Cryocon uses to perform deep cryogenic tempering, material stabilization and stress relief to firearms to improve accuracy, longevity and increase ease of cleaning. The Tri-Lax Process is a combination of cryogenic, electromagnetic and sonic treatment. The Cryo-Accurizing Division is one of many projects and divisions of Cryocon.

     Cryocon currently has the capability to provide its customers with Deep Cryogenic Processing in its facilities in Utah. The process can be used for treating tooling (drill bits, dies, and punches), wear parts (forming dies, extrusion equipment, and hammer mills), and many other items including motor parts, razor blades, firearms, pantyhose, musical instruments, and softball bats. Cryocon's process has numerous applications in the aerospace, mining, energy, electronic, medical and manufacturing industries.

     In addition, Cryocon intends to manufacture cryogenic processors, which are machines used to cryogenically treat materials. The cryogenic processors can be custom designed to the purchasers' specifications. Cryocon also intends to manufacture a tabletop cryogenic processor.

MARKET POSITION AND COMPETITION

     There are several cryogenic companies. Most are small, under-capitalized companies. Of these companies, only approximately six have any measurable sales, and those sales only range from approximately $250,000 to $650,000 per year. These companies either perform cryogenic processing or sell cryogenic processors. It appears that none attempt to provide both services.

     Cryocon believes that its products and services can outperform its competitors in virtually all situations, and provide its customers with a superior product. First, Cryocon will provide its customers with custom processors to their specifications. Cryocon's research indicates that the performance and flexibility of its processors is superior to anything on the market today, and provides more features and have superior performance to its competitor's products.

     Cryocon's competitors have the advantage of proximity to their customers. Cryocon's management intends to overcome this disadvantage through its knowledgeable sales force, and a management and staff with a superior understanding of the technology of the cryogenic process and the eventual placement of processing facilities strategically located across the United State and abroad.

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     Cryocon also anticipates that it will expand by providing franchises.
Cryocon plans to provide each franchise with extensive training, technical support and consistent follow-through.

     To promote its sales, Cryocon intends to advertise in major trade journals and magazines, such as Advanced Materials & Processes, Cutting Tool Engineering, and Modern Application News and many other industry specific publications.

PATENTS, TRADEMARKS AND COPYRIGHTS

     All profiles developed during Cryocon's research and development are maintained as confidential and secret. They are coded into Cryocon's computer system and access is limited to a few senior employees. All employees have signed nondisclosure and non-compete agreements.

     All material produced or created by Cryocon is copyrighted. Key information is registered. All items are identified as copyrighted and electronic material is coded with embedded marks and identifiers. Cryocon holds registered trademarks on Cryo-Accurizing Division and Tri-Lax Process.

     There has been and extremely limited number of patents granted for specific cryogenic applications. The Cryo-Accurizing patent was awarded February 2, 1999. Cryocon intends to actively pursue the award of patents for the next several years.

LIQUIDITY AND CAPITAL RESOURCES

     As of June 30, 2000, Cryocon had realized $63,150.00 in gross sales and $28,218.00 of accounts receivable. Cryocon's cumulative operating loss through June 30, 2000 is $810,736. The loss is attributable to research and development, start-up and operating costs, and costs incurred in financing efforts.

     Because the Cryocon still is in the development stage, it has limited working capital and limited internal financial resources. Cryocon's limited cash flows have prevented the company from borrowing funds from conventional lending institutions. Since the Cryocon has not been able to secure funding from commercial lenders, Cryocon has relied on private investments from third-parties, including the Company's management, to meet its current obligations. Immediately after closing, Cryocon will have sufficient cash on hand to fund approximately an additional six months of operations at the current run rate if profitability is not achieved or additional funding raised by then. However, Cryocon's management believes that it will have no difficulty in obtaining any additional funding needed for operations.

     Cryocon's financial information is prepared using generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. However Cryocon in its development stage has not established a source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. Cryocon intends to seek long-term funding through private and

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public stock offerings. Cryocon management believes that sufficient funding will be available on acceptable terms to meet operating needs during the remainder of its development stage.

EMPLOYEES

     As of June 30, 2000, Cryocon had 31 full time employees and two temporary employees and believes its relations with its employees to be good. Cryocon's employees are not unionized and Cryocon has no collective bargaining or similar agreement in place.

EXECUTIVE COMPENSATION

     The following table sets forth a summary of the compensation paid to Cryocon's Chief Executive Officer and each of its other executive officers that will receive compensation in excess of $100,000 during the next year:


                                             SUMMARY COMPENSATION TABLE

                                                      Other          Restricted   Securities     LTIP      All Other
                                                      Annual         Stock        underlying     payouts   Compensation
Name and Principal Position   Year   Salary   Bonus   Compensation   award(s)     options/SARs   ($)       ($)
         (a)                  (b)    (c)      (d)     (e)            (f)          (g)            (h)       (i)
-----------------------------------------------------------------------------------------------------------------------

ROBERT W. BRUNSON, CEO        2000   112,500   00     00             00           00             00        00



DESCRIPTION OF REAL PROPERTY

     Cryocon's administrative offices and facilities are located at 2250 North 1500 West Ogden, Utah 84404 and consist of 39,828 square feet. On March 9, 2000, Cryocon entered into a purchase agreement for this building for a price of $2,050,296.00. As of March 31, 2000, $250,000 was placed down on the building with an additional payment of $244,740.14 being made in June of 2000. Permanent financing has been arranged and closing on the building is set for on or before September 9, 2000.

LEGAL PROCEEDINGS

     Cryocon is not a party to any legal proceedings.

CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS

     Cryocon has not had any change in or disagreements with its accountants.

MARKET RISKS

     HISTORY OF OPERATING LOSSES; ANTICIPATED FUTURE LOSSES

     To date, Cryocon has engaged primarily in research and development and organizing its operations. Cryocon has, since its inception accumulated a deficit as of June 30, 2000 of approximately $810,736. With the addition of $1,000,000.00 in equity capital that is to be received within 30 days of

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closing, Cryocon's management anticipates that its cash and cash equivalents are sufficient to fund operating expenses for the next six months if it does not achieve profitability or obtain additional funding. Cryocon anticipates continued losses from operations due to expenditures required to support its growth. There can be no assurance that the Cryocon will be able to achieve profitability, or that, if achieved, profitability will be sustained.

     Cryocon expects to incur significant increases in operating expenses in the foreseeable future. Cryocon intends to substantially increase its operating expenses for the foreseeable future as it: increases its sales and marketing activities; increase its research and development activities; and expands its general and administrative support activities. Accordingly, Cryocon will be required to significantly increase its revenues in order to maintain profitability. Expenses will be incurred before the Cryocon generates any revenues by this increased spending. If Cryocon does not significantly increase revenues from these efforts, Its business and operating results would be negatively impacted.

     UNCERTAINTY OF MARKET ACCEPTANCE CRYOGENIC TEMPERING PROCESS

     Cryocon believes that it's profitability and growth will depend upon broad acceptance of the cryogenic tempering process in the markets targeted by the Cryocon. There can be no assurance that customers will accept cryogenic tempering as an alternative to existing methods. To date, cryogenic tempering has not achieved sufficient market acceptance for the company to sustain profitable operations, and there can be no assurance that cryogenic tempering will obtain sufficient market acceptance to achieve profitable operations. The acceptance of cryogenic tempering may be affected adversely by its cost, concerns relating to its efficacy, and the effectiveness of alternative methods. Market acceptance could also be affected by the ability of the company and other participants in the market to build more facilities and to train additional staff. Promotional efforts by suppliers of competitive products and processes that are alternatives, may also adversely affect market acceptance. There would be a material adverse effect on Cryocon's business, financial condition and results of operations, if cryogenic tempering fails to gain broad market acceptance.

     RISK OF TECHNOLOGICAL OBSOLESCENCE

     Other companies may develop new products or processes to directly compete with the Cryocon. There can be no assurance that developments by others will not render Cryocon's products or technologies obsolete or uncompetitive.

     PRODUCT LIABILITY

     Despite testing and quality control, Cryocon cannot be certain that imperfections will not be found in the Company's processing and products. If new or existing customers have difficulty adjusting to Cryocon's processing and products or require significant amounts of customer support, the Company's operating margins could be harmed. Cryocon could face possible claims and higher development costs if its processing and products contain undetected inappropriate materials or if the Cryocon fails to meet customers' expectations. In addition, a product liability claim, whether or not successful, could harm Cryocon's business by increasing the Company's costs and distracting the Company's management.

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


     MANAGEMENT OF GROWTH

     There can be no assurance that Cryocon's anticipated revenue growth can be sustained. To accommodate it's growth, Cryocon will need to implement a variety of new or expanded business and financial systems, procedures and controls, including the improvement of its accounting, marketing and other internal management systems. There can be no assurance that the implementation of such systems, procedures and controls can be completed successfully, or without disruption of Cryocon's operations. Cryocon's continued expansion could significantly strain its management, financial and other resources. In addition, Cryocon has hired and will be required to hire in the future a substantial number of new employees, particularly personnel to support its operations, sales and marketing operations. There can be no assurance that Cryocon's systems, procedures, controls and staffing will be adequate to support its operations. Failure to manage Cryocon's growth effectively could have a material adverse effect on its business, financial condition and results of operations.

     Cryocon's future success will depend on its ability to continue to enhance its current processes and products and to develop and introduce new applications and products on a timely basis that keep pace with technology and satisfy increasingly sophisticated customer requirements.

     DEPENDENCE UPON MANAGEMENT AND CRYOCON'S ABILITY TO ATTRACT AND RETAIN SUFFICIENT PERSONNEL.

     Cryocon's future success depends in part on its ability to recruit and retain certain key personnel, including Robert W. Brunson, Chief Executive Officer and Chairman of the Board. The loss of the services of certain members of management, or other key personnel, could have a material adverse effect on the company. Cryocon is the beneficiary of key-man life insurance policies ranging from $1,000,000.00 to $2,000,000.00 on certain members of management, but there can be no assurance that the benefits under these policies will be sufficient to compensate the company for the loss of the services of any of such persons.

     Cryocon must also hire additional managers as the business grows, that are able to address the needs for manufacturing, distribution, sales and marketing capabilities. If Cryocon is not able to hire managers with these skills, or develop expertise in these areas, its business prospects could suffer.

     MANAGEMENT EXERCISES SIGNIFICANT CONTROL

     Cryocon's management group and directors will own and control approximately 87.6% of the shares of the Company's Common Stock, after Closing, and therefore be able to significantly influence the management and affairs of the Company and have the ability to control all matters requiring stockholder approval.

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


     FUTURE CAPITAL NEEDS, UNCERTAINTY OF ADDITIONAL FUNDING

     Cryocon's operation to date consumed substantial amounts of cash. The negative cash flow from operations is expected to continue and may accelerate in the foreseeable future. The rate at which the Company expends its resources is variable and may accelerate, depending on many factors, many of which are outside the control of the Company, including the continued progress of the Company's research and development of new process applications; the cost, the timing, and outcome of further regulatory approvals; the expenses of establishing a sales and marketing force, the timing and cost of establishing or procuring additional requisite production and other manufacturing capacities, the cost; if any, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; and the status of competitive products and the availability of other financing.

     Cryocon anticipates that it will require additional financing to fund its operations. Future financing may result in the issuance of debt, preferred stock and Common Stock securities, in dilution to the holders of the Common Stock. Any such financing, if required, may not be available on satisfactory terms or at all. There can be no assurance that additional investments or financing will be available as needed to support the development of the products. Failure to obtain such capital on a timely basis could result in lost business opportunities, or the financial failure of the company.

     DEPENDENCE ON A LIMITED NUMBER OF SUPPLIERS FOR MATERIALS USED IN MANUFACTURING THE COMPANY'S PRODUCT; RISK OF INTERRUPTION

     Cryocon's processes and products currently contain components manufactured by third-party vendors. Cryocon incorporates components into some of its products and any significant interruption in the availability of these third party products or defects in these products could harm the Cryocon's business. Some of these materials are available only from limited sources. In the event of a reduction in, interruption of, or degradation in the quality of the supply of any of our required materials, or an increase in the cost of obtaining those materials, Cryocon would be forced to locate an alternative source. Any significant interruption in the availability of these third-party products or defects in these products could harm Cryocon's business unless and until the Cryocon can secure an alternative source. If no alternative source were available or if an alternative source were not available on a timely basis or at a reasonable cost or otherwise on acceptable terms, Cryocon's ability to manufacture one or more of its products would be delayed or halted, in which case Cryocon could lose sales and customers, and the business would be significantly harmed as a result.

     LIMITED MANUFACTURING EXPERIENCE

     Cryocon lacks experience in manufacturing, which could hamper its ability to manufacture the existing products or new products developed. Cryocon has two options to address this issue. First, it can expand its internal ability to manufacture products. Second, Cryocon continues to contract with third parties to manufacture for products based upon the Cryocon's technology. If the Cryocon is unable to expand its own manufacturing capability or maintain a contract with suitable manufacturers, on acceptable terms and in a timely manner, Cryocon may

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become unable to meet its demands for existing products and could be delayed in introducing new products to the market. Failure to meet the demands for existing products or delays in introducing new products could harm the its financial condition.

     DEPENDENCE UPON PROPRIETARY TECHNOLOGY; UNCERTAINTY OF PATENTS, TRADE SECRETS AND PROPRIETARY TECHNOLOGY

     At present there are very few patents issued for cryogenic processing in specific applications. However, competitors may have filed applications for or have been issued patents and may obtain additional patents and proprietary rights related to products or processes competitive with or similar to those of Cryocon. Since patent applications are secret until patents are issued, in the United States, or published, in other countries, Cryocon cannot be sure that it is first to file any patent application. Further, the laws of certain foreign countries do not provide the protection to intellectual property provided in the United States, and may limit the Company's ability to market its products overseas. Cryocon cannot give any assurance that the scope of the rights that may be granted to Cryocon's processes and products are broad enough to fully protect those rights from infringement.

     Litigation regarding intellectual property is common because there can be no assurance that any registration or any patent application will significantly protect an owner's rights to intellectual property. Litigation or regulatory proceedings, therefore, may be necessary to protect the Company's intellectual property rights. Such litigation and regulatory proceedings are very expensive, can be a significant drain on Cryocon's resources, diverts resources from product development, and involves substantial commitments of management time. There is no assurance that Cryocon will have the financial resources to defend its intellectual property rights from infringement or claims of invalidity. Failure to successfully defend the its rights with respect to its intellectual property can have a materially adverse effect on Cryocon's business and financial condition.

     Cryocon also relies on business trade secrets, know-how and other proprietary information. If this information were disclosed to competitors, the business would suffer. Cryocon protects this information, in part, by entering into confidentiality agreements with licensees, employees and consultants, which prohibit these parties from disclosing its confidential information. Despite these agreements, Cryocon cannot be sure that the agreements will provide adequate protection for its trade secrets, know-how and other proprietary information or that the information shared with others during the course of its business will remain confidential. Nor can Cryocon be certain that it would have sufficient legal remedies to correct or be compensated for unauthorized disclosures or sufficient resources to seek redress.

CRYOCON FINANCIAL INFORMATION

     Attached to this information statement as mailed to shareholders beginning at page F-1 are the financial statements and footnotes required by Item 310 of Regulation S-B. In their audit report on Cryocon's financial statements, Cryocon's independent accountants have expressed doubt that Cryocon can continue as a going concern if it does not raise additional funds or achieve profitability. Cryocon's management believes that additional funding to cover

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


operational shortfalls will be available on acceptable terms and that Cryocon will achieve operational profitability in due course. The financial statements not are attached to this Information Statement in the form filed with the SEC.

                       INFORMATION CONCERNING THE COMPANY

BUSINESS

     Information concerning the business of the Company and its results of operation and financial condition are incorporated by reference to its Annual Report on Form 10-KSB for the fiscal year ended March 31, 2000, as filed with the Securities and Exchange Commission.

DESCRIPTION OF SECURITIES

     The Company's By-Laws provide that the Company's directors are elected for one-year terms, until the next annual meeting of stockholders or until their successors are duly elected and qualified.

     The Common Stock is the only class of voting securities of the Company outstanding. There are in addition 5,930 shares of the Company's Series A, Nonvoting Convertible Preferred Stock that are entitled to vote on certain matters affecting their rights as preferred stock holders.

     The holders of Common Stock are entitled to one vote for each share held. The Certificate of Incorporation provides that the affirmative vote of a majority of the votes cast at a shareholder's meeting is sufficient to effect any corporate action upon which shareholders may or must vote. Common Shares do not carry cumulative voting rights, thus holders of more than 50% of the Common Stock have the power to elect all directors if they wish and, as a practical matter, to control Proquest. Holders of Common Stock are not entitled to preemptive rights, and the Common Stock is not subject to redemption.

     The Company's bylaws provide for a board of one director, all of whom are elected for one-year terms at the annual meeting of shareholders. The affirmative vote of a simple majority of the outstanding Common Stock is necessary to remove a director. A special meeting of shareholders may be called by the Chairman of the Board, the President, a majority of the Board of Directors, or shareholders owning in the aggregate 10% or more of the Common Stock. Holders of Common Stock are entitled to receive, pro rata, dividends if, when and as declared by the Board of Directors out of funds legally available therefor.

     Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in the Company's assets legally available for distribution to its shareholders after payment of liquidation preference and outstanding redemption rights (if any) on any preferred stock outstanding and are not subject to further calls or assessments.

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


                      PRINCIPAL SHAREHOLDERS OF THE COMPANY

     Upon the Closing, under the Agreement, the Designees and certain of their affiliates will beneficially own and have the right to acquire shares of Common Stock of the Company as described below. The table below lists the name and address of every person who following the Closing will be directors or executive officers of the Company's Common Stock that will own the Company's Common Stock. The following table, also, sets forth as of June 20, 2000, the names of persons, that are not directors or executive officers, who will own of record, or were known by the Company to own beneficially, more than five percent (5%) of its total issued and outstanding common stock. The following table assumes that Closing of the Exchange has occurred and gives effect to (i) the issuance of 44,000,000 New Shares to the Cryocon Holders and (ii) the conversion of the outstanding Cryocon debentures into 7,602,251 shares of the Company's common stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. No person listed below has any option, warrant or other right to acquire additional securities of the Company, except as may be otherwise noted.


--------------------------------------------------------------------------------------------
     (1)                   (2)                           (3)                      (4)
--------------------------------------------------------------------------------------------
Title of Class           Name and                     Amount and            Percent of Class
                 Address of Beneficial Owner   Nature of Beneficial Owner
--------------------------------------------------------------------------------------------

Common           Robert W. Brunson                   42,675,000 (1)              77.86%
                 2250 North 1500 West
                 Ogden, Utah 84404

Common           Debra Brunson                        2,000,000 (2)               3.6%
                 2250 North 1500 West
                 Ogden, Utah 84404

Common           Harry Brunson                           80,000                  ----(3)
                 2250 North 1500 West
                 Ogden, Utah 84404

Common           Paragon Investment Fund I            2,880,000 (4)               5.3%
                 501 W. Monroe,
                 Springfield, Ill.  62704

Executive Officers and Directors                     44,755,000
 as a group (3 persons)


(1) Includes 1,775,000 shares that Mr. Brunson is entitled to receive immediately upon closing (Scheduled for July 20, 2000) upon conversion of a debenture in the principal amount of $50,000. The shares issuable to Mr. Brunson upon Closing may be subject to marital property laws of the State of Utah, in which event his wife Debra Brunson may be deemed to own a fifty percent (50%) interest in these shares.

(2) Debra Brunson, will be appointed to serve as a Director. She is Robert W. Brunson's wife. The shares issuable to Mrs. Brunson upon closing may be subject to marital property laws of the State of Utah, in which event Mr. Brunson may be deemed to own a fifty percent (50%) interest in these shares.

(3)  Mr. Harry Brunson owns less than 0.1%

(4) The shares represented are all shares Paragon Investment Fund I is entitled to receive, immediately upon closing (Scheduled for July 20, 2000). The principal amount of the convertible debentures of, Paragon Investment Fund I is $288,000.00. These shares are in exchange for $2,880.00 in cash and the remainder for services provided by Paragon and other parties retained by Paragon to assist in the establishment, promotion and funding of Cryocon.

     The Company is not aware of any material proceeding to which the Designees for Director or Officer is a party adverse to the Company's interest or that has a material interest adverse to the Company. Debra Brunson is Robert W. Brunson's wife. Harry Brunson is Robert W. Brunson's father.

     During the past five years none of the Director Designees have:

          (1) Petitioned for bankruptcy or had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

          (2) Been convicted in a criminal proceeding or are currently subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

          (3) Been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

          (4) Been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

     There have been no failures to comply with Section 16(a) of the Exchange Act or late filings of the same. Promptly following the Closing, the Designees each will file a form 3 in compliance with their reporting obligations under
Section 16(a) of the 1934 Act.

     During the past five years none of the Director Designees have been a party to any transaction, or proposed transaction, to which the Company, except the Agreement, was or is to be a party, in which any of the following persons had or is to have a direct or indirect material interest.

                            MANAGEMENT OF THE COMPANY

CURRENT BOARD OF DIRECTORS AND MANAGEMENT

     The Company's Board of Directors currently consists of Egin Bresnig, Dean Wicker and Karin S. Kuhbander. Upon closing under the Agreement, Mr. Bresnig, Mr. Wicker and Ms. Kuhbander will cease to be directors of the Company. Information with respect to Egin Bresnig, Dean Wicker and Karin S. Kuhbander is set forth in the table below.

                                          PRESENT PRINCIPAL OCCUPATION
                                          OR EMPLOYMENT, FIVE YEAR
                                          EMPLOYMENT
NAME                         AGE          HISTORY AND IRECTORSHIPS
----                         ---          ------------------------

Egin Bresnig                 63           Director, (since Dec. 1993) June 1995
                                          President, Chief Executive Officer

Dean Wicker                  59           Director and Secretary June 1995
                                          (since Dec. 1993), Chief Financial and
                                          Accounting Officer

Karin S. Kuhbander           52           Director

     The following is a brief account of the business experience during at least the past five years of each director and executive officer, indicating the principal occupation and employment during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

     EGIN BRESNIG. Mr. Egin Bresnig was raised and educated in Austria. He has a doctor degree in Physical Education and Modern Languages from the Karl Franzens University in Graz, Austria. He has been a resident in the USA for over 37 years. Mr. Bresnig spent many years in the winter ski industry as a ski school owner, business owner, importer of equipment and clothing. He has been a real estate developer in Colorado ski resort areas and has had 22 years experience in the financial securities industry. He was a licensed securities broker, branch manager, director of European operations, national sales manager and the president of various investment banking firms. For several years he owned his own branch office with up to 25 brokers. Mr. Bresnig was the successful owner and president of a NASD member firm. He is fluent in several European languages. He is an officer and director of East Slope Funding Corp., a Colorado financial consulting firm, Eurous Funding, Inc. a Colorado public relations firm, Eurous Investments Holding Company, a non-active Colorado corporation, Arista Corporation, a non-active Colorado company and REWIPAC Worldwide Corporation, a non-active Nevada company and CERXNET Incorporated a publicly traded Nevada Corporation

     DEAN WICKER. Dean Wicker has lived in the Denver, Colorado area for 44 years. He graduated from the University of Colorado, Boulder, CO in 1961 with a BA degree in American History. He has done advanced degree work in financial accounting and merger and acquisition negotiations. Mr. Wicker was the youngest Public Finance negotiator in the Rocky Mountain region with the New York Member firm, J.A. Hogle and CO. He changed careers in 1967 by developing retail winter sports and apparel operations until 1981. Mr. Wicker reentered the security industry with the position of Senior Institutional Sales with George K. Baum and Co., Member of the New York Stock Exchange. In 1984 he became a vice-president and Partner of Boettcher and Co., Inc., Member of the New York Stock Exchange and then, the largest investment-banking firm in the western United States. In 1991 he became an independent financial consultant specializing in merger and acquisitions. He is an officer and director of East Slope Funding Corp., a Colorado financial consulting firm, Eurous Funding, Inc., a Colorado public relations company, Eurous Investments Holding Company a non-active Colorado corporation, Arista Corporation, a non-active Colorado company, and REWIPAC Worldwide Corporation, a non-active Nevada company.

     KARIN S. KUHBANDER. After completing her primary schooling in her native Dayton, Ohio and graduating from high school there, Karin S. Kuhbander, attended art school in Chicago, but eventually ended up in the securities industry. She was until recently a fully licensed Series 7, NASD stockbroker, who worked over the last 22 years for many firms, including several New York Stock Exchange Member Firms, mostly in the Greater Denver Area. Ms. Kuhbander who is 52 years young has extensive experience in the operation of brokerage firms, but has also worked as a trader, been a partner in an OTC firm, was a registered representative and for many years the back office manager for several OTC firms. Besides being a board member of ISO Block Products USA Inc. Ms. Kuhbander is now spending most of her time as an active investor and venture capitalist.

     There are no material proceedings to which any director or affiliate is a party adverse to the Company or in which any director or affiliate has a material interest adverse to the Company.

     No current director has any business or property covered by a bankruptcy opinion, has been convicted in a criminal proceeding or has been involved in any violations of any applicable securities laws.

     Except for the above mentioned options granted in favor of Egin Bresnig and Dean Wicker, wherein Messrs. Bresnig and Wicker each receive option to purchase up to 500,000 shares of the Company's common stock, there are and have been no transactions between any director and the Company in excess of $60,000.

     No officer, director, family member or affiliate thereof is indebted to the Company in an amount in excess of $60,000.

     There have been no failures to comply with Section 16(a) of the Exchange Act or late filings of the same.

     There are no business relationships between any directors with entities that have sold services or property to the Company or made payments to the Company for services or property during the last fiscal year.

     During the last fiscal year, the Company held no meetings of the board of directors, but the board acted by means of unanimous written consent in lieu of a meeting on several occasions.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Company has no standing audit, nominating and compensation committees.

COMPENSATION OF OFFICERS AND DIRECTORS

     For the year ending March 31, 2000, the Company paid Egin Bresnig no salary, only reimbursement for out-of-pocket expenses, but issued him options to purchase a total of 500,000 shares of the Company's common stock at a price of US$0.125 per share. These options were not granted under any existing benefit plan were issued in lieu of salary over several years of uncompensated service.

     For the year ending March 31, 2000, the Company paid Dean Wicker no salary, only reimbursement for out-of-pocket expenses, but issued him options to purchase a total of 500,000 shares of the Company's common stock at a price of US$0.125 per share. These options were not granted under any existing benefit plan were issued in lieu of salary over several years of uncompensated service.

EMPLOYEE STOCK COMPENSATION PLAN

     The Company adopted the 1993 EMPLOYEE STOCK COMPENSATION PLAN for employees, officers, directors of the Company and advisors to the Company (the "ESC Plan"). The Company has reserved a maximum of 500,000 shares of Common Stock to be issued upon the grant of awards under the ESC Plan. Employees will recognize taxable income upon the grant of Common Stock equal to the fair market value of the Common Stock on the date of the grant and the Company will recognize a compensating deduction at such time. The Board of Directors of the Company will administer the ESC Plan. No shares of Common Stock have been awarded under the ESC Plan. There is no formal policy concerning how many shares directors may receive.

COMPENSATORY STOCK OPTION PLAN

     The Company adopted a 1993 COMPENSATORY STOCK OPTION PLAN for officers, employees, directors and advisors (the "CSO Plan"). The Company has reserved a maximum of 1,000,000 shares of Common Stock to be issued upon the exercise of options granted under the CSO Plan. The CSO Plan will not qualify as an "incentive stock option" plan under Section 422 of the Internal Revenue Code of 1986, as amended. Options will be granted under the CSO Plan at exercise prices to be determined by the Board of Directors of the Company or other CSO Plan administrator. With respect to options granted pursuant to the CSO Plan, optionees will not recognize taxable income upon the grant of options granted at or in excess of fair market value. The Company will be entitled to a compensating deduction (which it must expense) in an amount equal to any taxable income realized by an optionee as a result of exercising the option. The Board of Directors of the Company or a committee of directors will administer the CSO Plan. No options have been granted under the CSO Plan. There is no formal policy concerning how many shares may be optioned to directors.

GRANT OF OPTIONS

     At the Closing, resigning Company officers and directors Egin Bresnig and Dean Wicker, and Iso Block's counsel John D. Brasher Jr., will cease to be affiliates of the Company, as defined in Rule 144(a) under the Act. Egin Bresnig and Dean Wicker will be, at any time commencing three months after the Closing, will be entitled to remove of all restrictive legends from and stop transfer orders affecting the certificate(s) evidencing their outstanding shares of the Company at any time upon request without need of legal opinion. On February 12, 2000, the Company issued to Egin Bresnig, Dean Wicker and John Brasher options exercisable for a two-year period to purchase an aggregate of 1,500,000 common shares of the Company at a price of $0.125 per share (the "Options"), as shown below:

     Egin Bresnig                   500,000
     Dean Wicker                    500,000
     John D. Brasher Jr.            500,000
                                  ---------

     TOTAL                        1,500,000

     The shares of the Company's stock that may be issued to Bresnig, Wicker and Brasher upon their exercise of the options are registered under the Act under the cover of a registration statement on Form S-8, and when the 1,500,000 shares are purchased by exercise of the options, the shares will be unrestricted and freely tradable.

     Other than as disclosed in this Information Statement, there is no arrangement or understanding between the Company (or any of its directors or officers) and any other person pursuant to which such person was or is to be selected as a director or officer. The directors and officers are expected to devote their time to the Company's affairs on an "as needed" basis, but are not required to make any specific portion of their time available to the Company.

MANAGEMENT AND BOARD OF DIRECTORS AFTER THE CLOSING

     None of the Designees is currently an officer or director of, or holds any position with, the Company. The following table sets forth certain information pertaining to the background of each of the Designees, who will take office at the Closing:

                            PRESENT PRINCIPAL OCCUPATION
                            OR EMPLOYMENT, FIVE YEAR
                            EMPLOYMENT
NAME                AGE     HISTORY AND DIRECTORSHIPS
----                ---     -------------------------

Robert W. Brunson   44      Currently the Chief Executive Officer and Chairman
                            of the Board of Cryocon, a Utah Corporation since
                            January 2000. For the previous five years, he served as President of 300 Below, Inc., a cryogenics

                            PRESENT PRINCIPAL OCCUPATION
                            OR EMPLOYMENT, FIVE YEAR
                            EMPLOYMENT
NAME                AGE     HISTORY AND DIRECTORSHIPS
----                ---     -------------------------

                            company. Mr. Brunson has worked as an engineer and consultant in the areas of nuclear, chemical, electrical engineering and cryogenic technology.
                            He authored and jointly held ownership of the patent for deep-cryogenic tempering process known as Cryo-Accurizing. Mr. Brunson is currently the Chairman of the Cryogenic Standards Committee for the Society of Manufacturing Engineers (SME), the Co-Chairman of the Cryo Sub-Committee for the American Society of Metals (ASM), and a founding member of the National Small Public Company Leadership Council.

Debra Brunson       43      Currently Director on the Board of Cryocon. Ms.
                            Brunson was last employed by the Macon County Soil and Water Conservation District associated with the Illinois Department of Agriculture. Ms. Brunson attended Brigham Young University.

Rant Sant           44      Mr. Sant is a graduate of Weber State University,
                            Ogden, Utah. He has been actively engaged in the field of economic development for the past 22 years.
                            In the past Mr. Sant has served as a city manager and most recently executive director for the Weber
                            County Economic Development Corporation Mr. Sant left that position in June of 2000, and is currently a private consultant in the area of economic and real estate development as owner and President of RS
                            Consultants, Inc.

Harry Brunson       60      Currently owns Brunson Electric specializing in
                            industrial, commercial, and residential construction and repair. Mr. Brunson also owns a Pro Archery
                            Shop. Mr. Brunson formerly sat on the Board of Directors for Madison County Memorial Hospital.

     At the Closing, Robert W. Brunson will become Chairman of the Company. None of the designees has received any compensation from the Company, and there have been no transactions between the Company and any of the Designees other than as set forth in the Agreement.

     While the Company currently does not anticipate paying persons for future service as directors, the Company believes that directors in the future will be paid for serving on the Board of Directors and on committees of directors, in order to entice the most qualified persons available into service on the board.

POLICY REGARDING INDEMNIFICATION

     The Company's indemnification policy covering officers and directors, as contained in the by-laws, provides that the Company may indemnify at its discretion any officer or director for costs reasonably incurred in connection with civil, criminal, administrative and investigative proceedings if he or she acted in good faith, whether brought by or in the right of the Company or not; provided that if a proceeding is brought by or on behalf of the Company and the officer or director is adjudged to be liable, then no indemnification shall be made with respect thereto; and provided further that no indemnification shall be paid if it has been determined that under the circumstances such officer or director did not meet the standard of conduct relevant to such proceeding. The Company may advance costs to an officer or director in connection with proceedings against an him or her as long as he or she undertakes to repay if it is determined that he or she is not entitled to such indemnification. The Company may purchase indemnification insurance for officers and directors.

                         NO SHAREHOLDER ACTION REQUIRED

     This Information Statement is provided for informational purposes only and does not relate to any meeting of shareholders. No vote or other action is being sought of the Company's shareholders.

     Closing of the Exchange is anticipated to occur on or about August 1, 2000, following which the Company will file a report on Form 8-K with the Securities and Exchange Commission reflecting the fact that Closing has occurred and containing the audited financial statements of Cryocon.

Denver, Colorado
July 21, 2000